UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ProShares Trust II

Full Name of Registrant

Former Name if Applicable

7272 Wisconsin Avenue, 21st Floor

Address of Principal Executive Office (Street and Number)

Bethesda, Maryland 20814

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ProShares Trust II (“the Registrant”) is unable to file its Form 10-Q for the period ended September 30, 2024, within the prescribed time period without unreasonable effort or expense due to an unanticipated delay. The Registrant requires additional time to complete its materiality and internal control assessments with respect to a prior period classification of cash balances held at a futures commission merchant (“FCM”) and Receivable/Payables from/to such FCM for the ProShares Short VIX Short-Term Futures ETF, ProShares Ultra Bloomberg Natural Gas ETF, ProShares Ultra VIX Short-Term Futures ETF, ProShares UltraShort Bloomberg Natural Gas ETF and ProShares VIX Short-Term Futures ETF (the “Funds”), as reflected in the Registrant’s Form 10-K for the year ended December 31, 2023 and the Form 10-Qs for the interim periods ended March 31, 2024 and June 30, 2024, and the prior periods reflected therein. The misclassification of such balances, and any restatement of prior period reports to correct this information, does not and would not have any impact on the Funds’ performance or the Funds’ net asset values for the covered periods. The Registrant believes it will file the required report within five calendar days of the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Todd B. Johnson	(240)	497-6400
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

		Total Return, at net asset value ^
Title of Each Class	Trading Symbol	For the Three Months Ended September 30, 2024	For the Three Months Ended September 30, 2023
ProShares Short VIX Short-Term Futures ETF	SVXY	(18.2)%	1.9%
ProShares Ultra Bloomberg Crude Oil	UCO	(24.3)%	48.4%
ProShares Ultra Bloomberg Natural Gas	BOIL	(24.7)%	(22.3)%
ProShares Ultra Euro	ULE	8.0%	(6.2)%
ProShares Ultra Gold	UGL	24.7%	(9.6)%
ProShares Ultra Silver	AGQ	8.3%	(8.4)%
ProShares Ultra VIX Short-Term Futures ETF	UVXY	5.7%	(12.4)%
ProShares Ultra Yen	YCL	22.4%	(8.7)%
ProShares UltraShort Bloomberg Crude Oil	SCO	25.3%	(34.2)%
ProShares UltraShort Bloomberg Natural Gas	KOLD	10.4%	11.6%
ProShares UltraShort Euro	EUO	(6.1)%	8.0%
ProShares UltraShort Gold	GLL	(20.1)%	11.2%
ProShares UltraShort Silver	ZSL	(15.3)%	4.6%
ProShares UltraShort Yen	YCS	(18.3)%	10.5%
ProShares VIX Mid-Term Futures ETF	VIXM	5.5%	(5.2)%
ProShares VIX Short-Term Futures ETF	VIXY	13.0%	(6.6)%

^	Percentages are not annualized

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Forward-Looking Statements

Certain matters disclosed in this Form 12b-25 constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the Registrant’s completion of its materiality and internal control assessments with respect to prior period errors and the impact of the misclassification of cash balances held at a futures commission merchant (“FCM”) and Receivable/Payables from/to such FCM. These forward-looking statements are based on management’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to management. Several factor could cause actual results to differ materially from those expressed in or contemplated by the forward-looking statements. The Registrant undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

ProShares Trust II
(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2024	By:	/s/ Todd B. Johnson
Name: Todd B. Johnson
Title: Principal Executive Officer

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